Exhibit (e)(2)

Amended and Restated Appendix A List of Series to Amended and Restated Underwriting Agreement

between Shelton Funds and RFS Partners, LP dated February 8, 2018

February 6, 2020

1.	Green CA Tax-Free Income Fund
2.	S&P 500 Index Fund
3.	S&P MidCap Index Fund
4.	S&P SmallCap Index Fund
5.	Shelton Core Value Fund
6.	Nasdaq-100 Index Fund
7.	U.S. Government Securities Fund
8.	The United States Treasury Trust
9.	Shelton Green Alpha Fund